Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st September 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
[redacted]
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

August 7th; 8th; 13th; 14th; 22nd; 28th; 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 07 August 2008 15:59
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8977A
William Hill PLC
07 August 2008

7 August 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 7August 2008, 207,716 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 176 pence and 494 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,589,019 ordinary shares in issue, in addition 6,129,740 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 08 August 2008 16:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0106B
William Hill PLC
08 August 2008

8 August 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 August 2008, 48,885 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of a nil cost award under the Company's Performance Share Plan 2005.

Following the above transfer of shares out of treasury, the Company has a total of 347,637,904 ordinary shares in issue, in addition 6,080,855 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

RECEIVED
2008 SEP -3 P 12:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 13 August 2008 13:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2589B
William Hill PLC
13 August 2008

13 August 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 13 August 2008, 36,386 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,674,290 ordinary shares in issue, in addition 6,044,469 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 August 2008 15:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3746B
William Hill PLC
14 August 2008

The following notification was received on 13 August 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
12 August 2008

6. Date on which issuer notified:
13 August 2008

7. Threshold(s) that is/are crossed or reached:
Reached 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	20,627,086	20,627,086

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	21,864,982		21,864,982		6.29

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,864,982	6.29

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

11,993 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,388 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

21,818,577 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Central Disclosure Unit

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 August 2008 14:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9124B
William Hill PLC
22 August 2008

22 August 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 20 August 2008, 11,568 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,685,858 ordinary shares in issue, in addition 6,032,901 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 28 August 2008 12:12

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2127C
William Hill PLC
28 August 2008

28 August 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 August 2008, 17,170 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,703,028 ordinary shares in issue, in addition 6,015,731 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 29 August 2008 15:28
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3536C
William Hill PLC
29 August 2008

William Hill PLC

Total Voting Rights

On 29 August 2008 William Hill PLC had 347,703,028 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 6,015,731 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3600

This information is provided by RNS

END